LEDGEWOOD LAW FIRM, P.C.
By:  Jeffrey F. Brotman
JB/5533
1521 Locust Street; Suite 800
Philadelphia, Pennsylvania  19102
(215) 731-9450

ATTORNEYS FOR JEFFERSON BANK and
JEFFERSON BANK NEW JERSEY

KLEHR, HARRISON, HARVEY,
  BRANZBURG & ELLERS
By:  Jeffrey Kurtzman, Esquire
JK/7689
457 Haddonfield Road, Suite 510
Cherry Hill, NJ  08002

ATTORNEYS FOR DEBTOR


                      IN THE UNITED STATES BANKRUPTCY COURT
                         FOR THE DISTRICT OF NEW JERSEY

---------------------------
IN RE:                              :       CHAPTER 11
                                    :
DAVID FELD,                         :       CASE NO. 96-10740(GMB)
                                    :
                  Debtor.           :
                                    :
---------------------------

                                   STIPULATION


         This Stipulation ("Stipulation") is entered into as of March 10, 1997 by and between Jefferson Bank, a Pennsylvania banking institution ("Jefferson"), as successor to claims of Alex. Brown & Sons, Incorporated, ("Alex. Brown"), a Maryland corporation,

Jefferson Bank New Jersey, a New Jersey banking institution ("JBNJ") and David Feld ("Debtor").

         The Parties hereto stipulate and agree as follows:
                                   Background

         1. The Case. On February 2, 1996 (the "Filing Date"), Debtor filed a petition commencing this case. Also on the Filing Date, Today's Man, Inc. ("Today's Man"), a Delaware corporation of which Debtor is a majority shareholder and chairman, filed a bankruptcy petition in the United States Bankruptcy Court for the District of Delaware.

         2. The Disputes with Alex. Brown. Since commencement of this case, there has been virtually continuous conflict between the Debtor and Alex. Brown including various motions, adversary proceedings, hearings and appeals on a wide variety of issues such as venue, the applicability of the automatic stay, relief from stay, exclusivity, and motions seeking dismissal and/or conversion of the case. These conflicts have burdened, and continue to burden, the Debtor with significant demands on Debtor's time and resources and significant administrative expenses. Heretofore, all efforts to settle these conflicts have been unsuccessful.

         3. The Alex. Brown Loans. As of the Filing Date, Alex. Brown was the Debtor's largest creditor, with Debtor indebted to Alex. Brown in the amount of $7,377,217.56, secured by the following collateral (the "Alex. Brown Collateral"):

                  i) a pledge of 5,000,000 shares of Today's Man stock (the "Alex. Brown Stock") owned by the Debtor;

                  ii) a second priority mortgage on property (the "Longport Property") owned by the Debtor located at 119 South 12th Avenue, Longport, New Jersey;

                  iii) a first priority mortgage on property formerly owned by the Debtor located at 238 Market Street, Philadelphia, Pennsylvania (the "238 Market Street Mortgage");

                  iv) a first priority mortgage on property (the "Condo") owned by the Debtor located at 2015 Welsh Road, Unit E-80, Philadelphia, Pennsylvania (the "Welsh Road Mortgage");

                  v) a first priority security interest in a certain Replacement Subordinated Promissory Note dated April 27, 1995, in the original amount of $5,000,000, from Today's Man to Debtor (the "Subordinated Note"); and

                  vi) a first priority security interest (the prior security interest of Merrill Lynch having been satisfied or released) in an account maintained by Debtor, which account contains, as of the date hereof, approximately one hundred five thousand (105,000) shares of common stock (the "FPA Stock") of FPA Medical Management, Inc.

         4. The JBNJ Loans. As of the Filing Date, JBNJ was Debtor's second largest creditor, with Debtor indebted to JBNJ in the approximate principal amount of $4,031,750 relating to (i) a loan made on or about November 9, 1989 from JBNJ to Debtor in the original principal amount of $1,000,000 and having a balance on the Filing Date of $681,750, including accrued but unpaid interest (the "Willow Grove Loan") and (ii) a loan made on or about June 1, 1995 from JBNJ to Debtor in the original principal amount of

$3,350,000, including accrued and unpaid interest (the "Costa Rica Loan"). The Willow Grove Loan is secured by a first priority mortgage on property formerly owned by the Debtor located at 303 Market Street, Philadelphia, Pennsylvania.(1) The Costa Rica Loan is secured by (i) 520,578 shares of Today's Man stock, (ii) a second priority mortgage on property owned by the Debtor located in Gladwyne, Pennsylvania (the "Gladwyne Mortgage"), and (iii) a pledge of all of the stock of Trajes Internacionales de costa Rica, S.A. (the "Trajes Pledge"), pledged to JBNJ by SCRA Corp., a corporation of which Debtor owns all of the outstanding stock.

         5. The Settlement. Jefferson and Alex. Brown have entered into a Purchase Agreement dated as of the date hereof (the "Purchase Agreement"), pursuant to which Jefferson will purchase all claims of Alex. Brown except for the Retained Welsh Road Claim (as such term is defined in Paragraph 8(A) hereof). The Purchase Agreement has been submitted for approval of this Court simultaneously herewith. Debtor and Jefferson, as successor to the claims of Alex. Brown, desire to settle the litigation between Debtor and Alex. Brown on the terms set forth herein.

                             Terms of the Settlement

         6. Dismissal of Litigation; Releases. As soon as reasonably practicable after Court approval of this Stipulation becomes final and non-appealable, all outstanding


----------------
(1) That property has been sold and the proceeds from such sale, in the approximate amount of $134,250 (the "303 Market Stree Proceeds"), now secures the Willow Grove Loan.

litigation between Alex. Brown and Debtor will be dismissed. Also, Debtor hereby releases any claims or actions that it or its estate has against Jefferson or JBNJ, including without limitation any claims for avoidance under 11 U.S.C. 544, 11 U.S.C. 547 or 11 U.S.C. 548.

         7. Option.

                  A. The Option Shares. To induce Alex Brown to enter into the Purchase Agreement which facilitates the settlement set forth in this Stipulation through the Purchase Agreement, Debtor grants Alex. Brown the right to purchase 210,000 shares of Today's Man stock (the "Option Shares") for a price of eighty four cents ($.84) per share (the "Option Price") at any time beginning after the date that the approvals required for the Purchase Agreement become final and non-appealable and for three (3) years thereafter (the "Option Period"), at which time such option shall expire. Debtor hereby agrees that (i) Alex. Brown shall have the right to transfer to any transferee (each of Alex. Brown and any such transferee, a "Holder") any and all of the rights granted to Alex. Brown hereunder with respect to the Today's Man Option and with respect to the shares of stock which may be acquired upon exercise of the Today's Man Option (the "Rights") and (ii) Debtor shall cooperate with a Holder in the future and provide a Holder with such documentation as it shall reasonably request in order to enable such Holder to exercise all of the Rights. In the event that a Holder exercises the Today's Man Option, the Debtor shall use his best efforts to (i) cause Today's Man to register, if necessary, all of the shares of stock so acquired for resale by the Holder pursuant to a registration statement on the appropriate form to be filed with the Securities and Exchange Commission, (ii) to cause Today's Man to keep such registration statement current until all shares acquired pursuant to the Today's Man Option shall have been sold by the Holder that exercises the Today's Man Option and (iii) to qualify such shares for resale in such States as the Holder shall identify in writing. Jefferson shall use its best efforts to obtain for the shares of stock held by a Holder pursuant to an exercise of the Today's Man Option, in whole or in part, registration rights equal to those that Jefferson has for any shares of capital stock of Today's Man then held by Jefferson.

                  B. Recapitalization of Existing Shares. As of the date hereof, Debtor owns 5,649,578 shares ("Feld's Existing Today's Man Shares") of the outstanding stock of Today's Man. The Option Shares represent 3.71% of Feld's Existing Today's Man Shares. The Option Shares shall absolutely, unconditionally and unequivocally at all times during the Option Period represent no less than 3.71% of any shares of Today's Man capital stock owned by Debtor on account of Feld's Existing Today's Man Shares. Accordingly, if there shall be any split, stock dividend, recapitalization, reorganization or exchange of Today's Man that results in Feld's Existing Today's Man Shares being exchanged for other capital stock in Today's Man, or if any other event shall occur that recasts Feld's Today's Man Shares, there will be an adjustment of the number of Option Shares and the Option Price so that Alex. Brown will retain the option to purchase, for an aggregate exercise price of $176,400, the aggregate number and type of shares into which such 210,000 shares shall have been converted as a result of such split, stock dividend, recapitalization, reorganization or exchange (but in no event less than 3.71% of any shares of Today's Man capital stock owned by Debtor on account of Feld's Existing Today's Man Shares). Debtor shall at all times retain sufficient stock to satisfy all of Debtor's obligations relating to the Today's Man Option.

                  C. Make-Up Fee. In addition to his equity interest in Today's Man, Debtor has claims against Today's Man, including, but not limited to, claims on account of the Subordinated Note. In connection with the reorganization of Today's Man in its bankruptcy case, by way of illustration and not limitation, it is possible that Debtor may be required to accept shares of Today's Man in full or partial satisfaction of such claims ("New Shares"). To the extent that New Shares are issued such issuance may have a dilutive effect on the value of Feld's Existing Today's Man Shares, and thus the Option. Accordingly, Alex. Brown shall be entitled to a "Make-up Fee" from Debtor to compensate for any such dilution. The Make-Up Fee shall be equal to the difference between (i) the Option Value (as later defined in this Section 7(C)) at the close of trading on the trading day prior to the day on which New Shares are issued and (ii) the Option Value at the close of trading on the day after the day on which New Shares are issued. The term "Option Value" shall mean the number of Option Shares multiplied by (x) the per share market price of the Option Shares, established by the closing bid on the day on which the Option Value is determined, less (y) the per share Option Price. The Make-Up Fee shall be payable to Alex. Brown by Debtor, in cash or by transfer of freely tradeable

New Shares having a market value equal to the Make-Up Fee, on the earlier of (i) one-year after issuance of New Shares or (ii) sale by Debtor of shares of Today's Man.

         By way of illustration, assume the following:

         Today's Man satisfies the Subordinated Note, in full, by issuing Debtor New Shares. The market price of Today's Man is $3.00 per share at the close of trading on the date prior to issuance of the New Shares. Thus, the Option Value is $453,600, representing the 210,000 Option Shares multiplied by the $3.00 market price less the $.84 Option Price. On the day after issuance of the New Shares, the closing market price of the shares subject to the Option is $2.25. The Option value would then be $296,100, representing the 210,000 Option Shares multiplied by the $2.25 market price less the $.84 Option Price. A Make-Up Fee would be due in the amount of $157,500, equal to the Option Value before issuance of the New Shares less the Option Value after such issuance. The Make-Up Fee would be paid to Alex. Brown, in cash or New Shares, on the earlier of one-year, or when Debtor sells shares of Today's Man stock.

                  D. Mechanics of Option. In order to facilitate exercise of the Option, Debtor will request that Today's Man issue a separate share certificate (the "Certificate") for the amount of shares subject to the Option. Debtor will deliver such share certificate to Jefferson to hold as collateral pursuant hereto, with a stock power executed in blank (the "Power"). Jefferson will hold the Certificate and Power and will, upon written notice from Alex. Brown, with a copy to Debtor, deliver the Certificate and Power, completed as specified by Alex. Brown, to Alex. Brown upon receipt from Alex. Brown of the Option

Price multiplied by the Option Shares. Such proceeds shall not be deemed to be gain or profit, but shall rather reduce the Debtor's basis in the shares of Today's Man which Debtor shall still own at the time of such exercise.

                  E. Method of Exercise. During the Option Period, Alex. Brown or any subsequent Holder of the Today's Man Option may elect to exercise the Today's Man Option: (i) and receive any or all of the Option Shares by paying $.84 per share in cash to Debtor, or (ii) elect (the "Net Exercise Election") to receive, without payment by the Holder of any cash or other consideration, a number of shares equal to the "Elected Shares" minus the "Surrendered Shares". For purposes of this sub-paragraph, the term "Elected Shares" shall mean the number of Option Shares (up to the full number of Option Shares) for which the election is being submitted. After the delivery of shares pursuant to a Net Exercise Election, the number of shares of stock which continue to be subject to the Today's Man Option shall equal the number of such shares subject to the Today's Man Option immediately prior to such election, minus the sum of the Elected Shares and the Surrendered Shares. For purposes of this sub-paragraph, the term "Surrendered Shares" shall mean the number of shares, rounded down to the nearest whole number, computed pursuant to the following formula:


              Surrendered Shares=Elected Shares x. $.84 (subject to adjustment)

                                            Y

                  where    Y=    the fair market value of one share of stock at
                                 the time the Net Exercise Election is made.
                                 Fair
                                 market value of the stock shall mean the average of the closing prices of the stock quoted on any exchange on which the stock is listed, as published in the Wall Street Journal
                                 (or, if not so quoted, the average of the closing prices of the stock on the Nasdaq Stock
                                 Market, as published in the Wall Street
                                 Journal, or if no such prices are available, the average of the prices determined by an independent investment banking firm selected by Alex. Brown or such other subsequent Holder and acceptable to Debtor, such acceptance not to be unreasonably withheld) for the ten trading days prior to the Net Exercise Election.

         8. Claims and Claim Treatment.

                  A. Retained Welsh Road Claim. Alex. Brown will retain a claim (the "Retained Welsh Road Claim") valued for the purposes hereof at Two Hundred Thousand Dollars ($200,000.00). The Retained Welsh Road Claim is a non-recourse obligation of the Debtor secured by the Welsh Road Mortgage, which mortgage shall be modified to provide the following:

                           I. As long as real estate taxes and condominium fees relating to the Condo are paid within thirty (30) days of becoming due, Alex. Brown shall be estopped from exercising any remedies, including foreclosing on the Welsh Road Mortgage.

                           II. Alex. Brown must release the Welsh Road Mortgage upon payment by Debtor to Alex. Brown of the net proceeds (after reasonable and appropriate closing costs) from the sale of the Condo to a third party in an arm's length transaction.


                           III. Debtor may satisfy the Welsh Road Mortgage at any time beginning three months after the Bankruptcy Case is dismissed or a plan of reorganization is confirmed by paying Alex. Brown the then fair market value of the Condo as determined by an MAI appraiser selected by Debtor and reasonably acceptable to Alex. Brown. Notwithstanding anything herein to the contrary, even though the Retained Welsh Road Claim is being valued at $200,000, if the amount payable from II or III above is greater than $200,000, the Retained Welsh Road Claim and the Welsh Road Mortgage will be fully satisfied as to the Debtor, by payment of $200,000 and if the amount payable is less than $200,000, Jefferson will advance the difference between $200,000 and such amount to Alex. Brown, with the terms of Debtor's repayment of such advance to be mutually agreed to by Debtor and Jefferson at the time such advance is made.

                  B. JBNJ will have the following claims in the Bankruptcy Case:

                           I. Willow Grove Loan. JBNJ will have an allowed unsecured claim (the "JBNJ Unsecured Willow Grove Claim") in the amount of $547,500 (representing the balance of the Willow Grove Loan on the Filing Date less the $134,250 303 Market Street Proceeds which have been, or forthwith will be, paid to JBNJ). The JBNJ Unsecured Willow Grove Claim will be a general unsecured claim. Debtor will propose a Plan of Reorganization that will provide for payment of at least fifty percent (50%) of general unsecured claims (including the JBNJ Unsecured Willow Grove Claim), or such lesser amount as Debtor and JBNJ may agree to.

                           II. Costa Rica Loan. JBNJ will have an allowed secured claim in the Bankruptcy Case in an amount equal to the balance of the Costa Rica Loan, together with interest thereon at the rate provided in the agreements relating to the Costa Rica Loan (the "JBNJ Costa Rica Claim"). The JBNJ Costa Rica Claim will be paid, together with interest at the rates set forth in the documents governing the Costa Rica Loan, from the proceeds of the Trajes Pledge. It is anticipated that approximately $2,100,000 will be realized from the Trajes Pledge in the immediate future from the proposed sale of the assets subject to the Trajes Pledge the terms of which sale have been approved by this Court. Further proceeds are anticipated to be received from deferred payments with respect to such sale. To the extent that such proceeds are inadequate to pay the JBNJ Costa Rica Claim in full on or before the confirmation of a Plan of Reorganization, JBNJ may elect, in its discretion, to treat the unpaid balance of the JBNJ Costa Rica Claim as a general unsecured claim, entitled to the same treatment as all other general unsecured claims. The JBNJ Costa Rica Claim will remain secured, until paid, by 520,578 shares of Today's Man Stock and the note evidencing the deferred payments from the sale of the assets subject to the Trajes Pledge, and the proceeds thereof; provided, however, that if JBNJ elects to treat all or a part of such claims as a general unsecured claim, all such collateral will be promptly released.


                  C. Jefferson, as successor to Alex. Brown, will have the following claims in the Bankruptcy Case:

                           I. Primary Claim. Jefferson will have an allowed secured claim in the bankruptcy Case in an amount equal to (i) $4,100,000 less (ii) the proceeds of the 238 Market Street Mortgage (which proceeds have been or forthwith will be paid over to the holder of the Alex. Brown claims in this case), plus (iii) the Acquired Unsecured Claim Differential (as defined in Section 9 of this Stipulation) plus, the greater of (iv) twelve and one-half percent (12 1/2%) of the portion of 8(C)(I)(i) and 8(C)(I)(ii) remaining unpaid sixty days after the date on which Jefferson acquires the Alex. Brown claims (the "Acquisition Date") or (v) $200,000 (the "Acquired Alex. Brown Primary Claim"). The Acquired Alex. Brown Primary Claim will be paid in full, together with interest on the outstanding balance of such claim within thirty (30) months of the Acquisition Date. Interest on the Acquired Alex. Brown Primary Claim will accrue interest at a rate of interest (the "Interest Rate") equal to one percent plus the rate listed as the prime rate in the money rates section of the Wall Street Journal, as such rate may fluctuate from time to time. In order to facilitate the same, Debtor will (i) cooperate with Jefferson in arranging to immediately liquidate the FPA Stock in a commercially reasonable manner, turn over the proceeds thereof to Jefferson (subject to the Tax Escrow CD as later defined herein) and Jefferson will apply such proceeds to the Acquired Alex. Brown Primary Claim and (ii) market the Longport Property for sale in a commercially reasonable manner, which does not necessarily require listing with a real estate broker. The Acquired Alex. Brown Primary Claim will be secured, until paid, by (i) the Alex. Brown Collateral, other than the Welsh Road Mortgage; (ii) the Tax Escrow CD (as defined in Section 8(E) of this Stipulation) and (iii) the Modified Gladwyne Mortgage (as defined in Section 10 of this Stipulation).



                           II. Secondary Claim. Jefferson will have an allowed secured claim (by itself, the "Acquired Alex. Brown Secondary Claim" and together with the Acquired Alex. Brown Primary Claim, the "Acquired Alex. Brown Claims") in the amount equal to (i) the balance owed by the Debtor to Alex. Brown on the Filing Date, less
                           (ii) the Acquired Alex. Brown Primary Claim, and less
                           (iii) the Retained Welsh Road Claim. The Acquired Alex. Brown Secondary Claim will be a separately classified subordinate (to the Acquired Alex. Brown Primary Claim) secured claim, which will be paid, without interest, in full, or in such lesser amount as Jefferson and Debtor may agree. The maximum amount that Jefferson may collect on the Acquired Alex. Brown Secondary Claim is an amount equal to the otherwise unpaid portion of (i) the JBNJ Costa Rica Claim, and (ii) the JBNJ Unsecured Willow Grove Claim. Accordingly, at such time that the JBNJ Costa Rica Claim and the JBNJ Unsecured Willow Grove Claim shall have been paid in full, the Acquired Alex. Brown Secondary Claim shall similarly be deemed to have been paid in full.

                           The Acquired Alex. Brown Secondary Claim will be secured, until paid, by (i) the Alex. Brown Collateral, other than the Welsh Road Mortgage; (ii) the Tax Escrow CD and (iii) the Modified Gladwyne Mortgage.

                  D. Priority of Payments. Proceeds of the Alex. Brown Collateral (other than the Tax Escrow Funds (as defined in Section 8(E) of this Stipulation) will be applied first to the Acquired Alex. Brown Primary Claim (first to accrued and unpaid interest thereon, and then to the principal amount thereof) and then to the Acquired Alex. Brown Secondary Claim. Any and all payments received by Jefferson on account of the Alex. Brown Secondary Claim will also reduce dollar for dollar, first the JBNJ Costa Rica Claim and then, the JBNJ Unsecured Willow Grove Claim.

                  E. Tax Escrow Certificate of Deposit. Jefferson acknowledges that Debtor has potentially significant federal income tax issues relating to capital gains ("Capital Gains Taxes") on Alex. Brown Collateral that the Debtor has sold, or may sell, in the Bankruptcy Case. Accordingly, Jefferson and Debtor agree that upon the sale of the FPA Stock, Debtor shall deposit Four Hundred Thousand Dollars ($400,000.00) (the "Tax Escrow Funds") of the proceeds of such sale in an automatically renewing thirty (30) day certificate of deposit (the "Tax Escrow CD") at Jefferson. Debtor may utilize the Tax Escrow Funds to pay only Capital Gains Taxes as and when they are actually due and payable. The Tax Escrow CD shall accrue interest at one percent (1%) below the Interest Rate. Interest earned on the Tax Escrow CD shall be applied monthly first to accrued but unpaid interest and then to principal on the Acquired Alex. Brown Primary Claim. The Tax Escrow CD shall secure the Acquired Alex. Brown Claims.

                  F. Plan of Reorganization Treatment of Capital Gains Taxes. Debtor will propose a Plan of Reorganization that will provide for the payment of Capital Gains Taxes from funds currently held by the Debtor and not pledged to any particular creditors ("General Funds'). To the extent that Capital Gains Taxes are paid from General Funds, the Tax Escrow Funds shall be reduced, dollar-for-dollar, and applied to the Acquired Alex. Brown Primary Claim.

         9. Acquisition of Unsecured Claims. It is anticipated that Jefferson may acquire certain unsecured claims against the Debtor. Such claims shall be general unsecured claims and shall receive the same treatment as the JBNJ Unsecured Willow Grove Claim set forth in paragraph 8(B)(I) hereof. The Difference between the amount that Jefferson pays for such unsecured claims (up to 75% of their face amount) and 50% of their face amount (the "Acquired Unsecured Claim Differential") will be paid as part of the Acquired Alex. Brown Primary Secured Claim.

         10. Modification of Gladwyne Mortgage. Pursuant to this Court's Order entered on or about February 3, 1997, JBNJ and Debtor had agreed that JBNJ would release the Gladwyne Mortgage. Pursuant to this Stipulation, however, the Gladwyne Mortgage will not be released, but shall remain in full force and effect, as modified to provide that it shall secure the Acquired Alex. Brown Claims (the "Modified Gladwyne Mortgage").

         11. Support for Plan. As long as a Plan of Reorganization provides for the treatment of claims set forth in Section 8 of this Stipulation, Jefferson and JBNJ will vote each claim that they now own or hereafter acquire in favor of such Plan of Reorganization.

         12. Best Interests of Estate. This stipulation is in the best interests of the Debtor's estate because it (i) provides for an immediate conclusion of much of the litigation that has burdened the Debtor since the filing date, (ii) provides the Debtor with an agreement with what will be its largest creditor regarding treatment of that creditor's claims and (iii) provides for a significant reduction in the overall amount of indebtedness that the Debtor will have to repay. As a result of the forgoing, all parties to this Bankruptcy Case will be better off as a result of this Stipulation.

         13. Bankruptcy Court Approval. This Stipulation is subject to the approval of this Court and will become effective and enforceable after an order of this Court approving this Stipulation has become final and non-appealable. Within two (2) business days after execution hereof, counsel for Jefferson and JBNJ, together with counsel for Debtor, will file a motion with this Court seeking approval of this Stipulation.

         IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Stipulation to be duly executed on the day and year first above written.




                                              JEFFERSON BANK


                                              By: /s/ Betsy Z. Cohen
                                                  ---------------------------
                                                       CEO/Chairman



                                              /s/ David Feld
                                              -------------------------------
                                              DAVID FELD


                                              JEFFERSON BANK NEW JERSEY
                                              By: /s/ Betsy Z. Cohen
                                                  ---------------------------
                                                       CEO/Chairman